Exhibit 99.2

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, Brookstone Company, Inc. and the direct and indirect wholly owned subsidiaries of this entity.

The Company operates four separate joint venture arrangements. Each of these joint ventures is consolidated. The Atlanta joint venture qualifies as a Variable Interest Entity (“VIE”) for which the Company is the primary beneficiary of the VIE. As the primary beneficiary, the Company consolidated this entity effective for the first Fiscal quarter of 2004. (See Note 5.) All inter-company accounts and transactions have been eliminated in consolidation.

The financial statements contained within this annual report are presented on a consolidated basis and do not disclose consolidating issuer and guarantor financial information as would be required to be disclosed pursuant to Rule 3-10 of Regulation S-X promulgated by the Securities and Exchange Commission.

Fiscal Year

In November 2005, the Company changed its fiscal year end from the Saturday nearest the last day in January to the Saturday nearest the last day in December. Results of operations for Fiscal 2005 are for the predecessor period of January 30, 2005 through October 3, and Successor period from October 4, 2005 through December 31, 2005 and the results of operations for Fiscal 2004 and Fiscal 2003 are for the 52 weeks ended January 29, 2005 and January 31, 2004, respectively.

Comparable financial information for the eleven-month period ended January 1, 2005 is as follows (unaudited):

Eleven-Months Ended

January 1, 2005

Revenues	$444,474
Gross profit	$171,117
Income from continuing operations	$38,547
Loss on discontinued operations, net of tax	$(1,744)
Net income	$20,475

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company considers the more significant accounting policies that involve management estimates and judgments to be those relating to revenue recognition, inventory reserves, the useful life of property, plant and equipment, valuation of long-lived assets, accounting for income taxes, pension and other post retirement benefit plans and workers’ compensation and general liability insurance accruals. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with a remaining maturity of three months or less when purchased to be cash equivalents. These instruments are carried at cost plus accrued interest. The Company invests its excess cash in money market funds and commercial paper rated at least A-1 or prime-one.

Fair Value of Assets and Liabilities

The recorded amounts for cash and cash equivalents, other current assets, accounts receivable, accounts payable and other current liabilities approximate fair value due to the short-term nature of these assets and liabilities and long term debt related to the Company’s capital lease on its distribution center and the real estate loan on its Headquarters facility approximates fair value due to the variable interest rate. At December 31, 2005 the carrying amount of long- term debt of the 12% Second Lien Senior Secured Notes was $182.9 million. The estimated fair value at December 31, 2005 was $173.0 million based on quoted market prices for such Notes.

Receivables

The Company’s accounts receivable include net receivables related to product returns to vendors, receivables due from credit card processors, amounts due from landlords for store build-outs, and other miscellaneous items.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash equivalents and accounts receivable. The Company places its cash and cash equivalents in highly rated financial institutions. In addition, accounts receivable consists primarily of customer credit card transactions that are fully authorized, landlord reimbursement for leasehold improvements and debit charges owed from current merchant vendors. For the periods presented, credit losses have been within management’s expectations. Other than the in-transit payments from the major credit card companies, there were no customers that comprised more than 10% of revenue or accounts receivable.

Merchandise Inventories

Merchandise inventories which are comprised primarily of finished goods, are stated at the lower of cost or market. Cost is determined using the retail inventory method. In addition to the cost of merchandise purchased, certain costs related to the purchasing, distribution, storage and handling of merchandise are included in inventory.

Inventory Reserves

The Company recognizes the write-down of slow moving or obsolete inventory in cost of sales.

The Company maintains a reserve for inventory shrinkage for the periods between physical inventories. Management establishes this reserve based on historical results of previous physical inventories, shrinkage trends or other judgments that Management believes to be reasonable under the circumstances.

Discontinued Operations

The Company classifies closed or sold stores in discontinued operations when the operations and cash flows of the store have been eliminated from ongoing operations and when the Company will not have any significant continuing involvement in the operation of the store after disposal. In making this determination, the Company considers, among other factors, geographic proximity and customer crossover to other area stores, continuing lease obligations and other contractual obligations. On June 29, 2005 the Company announced its decision to sell its Gardeners Eden business and has reclassified those operations as discontinued operations in the consolidated statement of operations in accordance with the provisions of Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”). Cash flows from this operation are expected to continue throughout Fiscal 2006.

Debt Issuance Costs

Costs directly related to the issuance of debt are capitalized, included in other long-term assets and amortized over the term of the related debt obligation. The net carrying value of debt issuance costs was approximately $13.1 million at December 31, 2005. Related amortization expense, included as a component of interest expense, was $0.5 million for the period from October 4, 2005 through December 31, 2005.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation and amortization of property, plant and equipment (excluding temporary locations) are determined using the straight-line method over the estimated useful lives shown below. Materials used in the construction of temporary locations such as kiosks are depreciated based on usage over a maximum five-year period and are included in equipment and fixtures.

Building and improvements	35 years
Equipment, furniture and fixtures	5 to 10 years
Software	3 years
Leasehold improvements	The lesser of the lease term or the estimated useful life

Depreciation expense including amortization of capital leases (excluding discontinued operations) totaled $3,132,000, $8,853,000, $12,836,000 and $11,574,000 for the periods ending December 31, 2005, October 3, 2005, and Fiscal 2004 and Fiscal 2003 respectively.

The Company accounts for software costs in accordance with Statement of Position (SOP) 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” which requires that certain costs related to developing or obtaining internal use software should be capitalized. In addition, the Company accounts for the costs incurred to develop and maintain its website in accordance with Emerging Issues Task Force Summary No. 00-2 (EITF 00-2), “Accounting for Web Site Development Costs.”

Intangible Assets

Intangible assets for the Predecessor Company represent the excess of purchase price over identifiable assets including trade name and customer lists related to the Gardeners Eden acquisition. In connection with the Predecessor Company’s decision to sell its Gardeners Eden business it recorded an impairment charge of $3.7 million in the second quarter of 2005 based on the evaluation that the carrying value of these intangible assets would not be recoverable upon sale of the business. The charge is recorded in the Predecessor’s eight-month Statement of Operations within the loss on discontinued operations.

In connection with the transaction as described more fully in Note 3 of the Consolidated Financial Statements, the Company recorded intangible assets relating to the Company’s trade names and non-compete clauses of approximately $132.5 million. Additionally the Company recorded Goodwill of approximately $192.4 million.

The Brookstone trade name was determined to have an indefinite life and the Hard-To-Find Tools trade name is being amortized over six years on the straight-line basis. The non-compete clauses are being amortized over their three-year life. Amortization expense of such assets totaled $229,000 for the successor period ending December 31, 2005 and projected amortization expense is as follows:

2006	$917,000
2007	917,000
2008	750,000
2009	250,000
2010 and beyond	437,000

Impairment of Intangible and Long-Lived Assets

The Company reviews long-lived assets, including intangible assets, for impairment at least annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted net cash flows of individual stores, and consolidated net cash flows for long-lived assets not identifiable to individual stores, to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based upon a discounted cash flow analysis. While the Company believes that its estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect the Company’s evaluations.

In connection with the Predecessor Company’s decision to sell its Gardeners Eden business it recorded an impairment charge of $1.6 million based on the evaluation that the value of certain fixed assets would not be recoverable upon sale of the business. The impairment charge was recorded in the Predecessor October 3, 2005 Statement of Operations in the loss from discontinued operations.

Goodwill

The Company accounts for its goodwill in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill be reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of a reporting unit exceeds its estimated fair value, goodwill is evaluated for potential impairment.

The Company performed its annual test of impairment of goodwill as of December 31, 2005. Based on the results of the impairment test, the Company has determined that no impairment had occurred.

Revenue Recognition

The Company recognizes revenue from sales of merchandise at the time of customer receipt. Revenue is recognized, net of estimated merchandise returns and allowances and sales tax. In its direct to customer segment, the Company estimates delivery time to be approximately three days, therefore, it recognizes revenue in this segment on the third business day after shipment. Revenue from merchandise credits and gift certificates is deferred until redemption.

The Company allows merchandise returns for all sales, and has established an allowance for merchandise returns based on historical experience, in accordance with Statement of Financial Accounting Standards No. 48 (“SFAS No. 48”), “Revenue Recognition When Right of Return Exists.”

Cost of Sales

Cost of sales is principally comprised of landed cost (which is comprised of the cost of the product, inbound freight to the Distribution Center and retail stores, U.S. customs and duties and buying agent fees), markdowns, inventory shrink, vendor allowances, internal costs associated with inventory acquisition, shipping and handling costs associated with direct sales and all costs of occupancy.

Advertising Costs

Direct response advertising costs, which consist of catalog production and postage costs, are deferred and amortized over the period and curve of expected direct marketing revenue, which is approximately six months. Deferred catalog costs were $2.0 million at December 31, 2005 and $1.7 million at January 29, 2005 and are classified as non-current assets. The Company expenses in-store and print advertising costs as incurred. Advertising expense (excluding discontinued operations), primarily catalog costs, was approximately $15.9 million, $11.7 million and $26.0 million and $20.8 million for the period ended December 31, 2005, period ended October 3, 2005, January 29, 2005 and January 31, 2004, respectively.

Store Pre-Opening Costs

Pre-opening costs for the Company’s new retail stores include payroll costs, rent and manager training expenses. These costs are expensed as incurred and are included in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expense is comprised of all operating costs of the Company’s stores and headquarters facility.

Segment Reporting

The Company’s business is comprised of two distinct business segments determined by the method of distribution channel. The retail segment is comprised of all full-year stores in addition to all temporary stores and kiosks. Retail product distribution is conducted primarily through the store location. The direct marketing segment is comprised of the Hard-To-Find Tools, and Brookstone Catalogs and products promoted via our internet website, www.brookstone.com and sales to corporate customers. Direct marketing product distribution is primarily conducted through the Company’s Direct Marketing Customer Sales and Contact Center and Distribution Center located in Mexico, Missouri.

Workers’ Compensation and General Liability Insurance

The Company retains risk with respect to workers’ compensation and general liability claims up to a maximum of $350,000 per claim and $50,000 per claim, respectively. The Company retains risk with respect to aggregate claims up to a maximum of $3,000,000 and $2,000,000 during the policy year for workers’ compensation and general liability claims, respectively. The Company’s provision for estimated workers’ compensation and general liability claims includes estimates of the ultimate costs for both reported claims and claims incurred but not reported.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the fiscal year in which those temporary differences are expected to be recovered or settled. The effect of any future change in tax rates is recognized in the period in which the change occurs.

The Company is periodically under audit by federal, state and local tax authorities. In evaluating the potential exposure with the various tax filing positions, the Company provides for possible exposures. Based on the annual evaluations of tax positions, management believes the Company has appropriately filed its tax returns and accrued for possible exposures. To the extent the Company is able to prevail in matters for which provisions have been established or be required to pay amounts in excess of amounts accrued, the Company’s effective tax rate in a given financial period might be materially impacted.

Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolutions of issues raised may differ materially from the amount accrued.

The carrying value of the Company’s net deferred tax assets assumes that the Company will be able to generate sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions. If these estimates and related assumptions change in the future, the Company may be required to record a valuation allowance against its deferred tax assets resulting in income tax expense in the Company’s Consolidated Income Statement. Management evaluates the realizability of the deferred tax assets and assesses the need for valuation allowances periodically.

Retirement and Post-Retirement Benefits

The Company sponsors defined benefit pension and other post-retirement benefit plans. Major assumptions used in the accounting for these employee benefit plans include the discount rate, expected return on plan assets, and health care cost increase projections. Assumptions are determined based on Company data and appropriate market indicators and are evaluated each year as of the plans’ measurement date. The long-term return on plan assets is determined based on historical portfolio results and management’s expectation of the future economic environment, as well as target asset allocations. Our medical cost trend assumptions are developed based on historical cost data, the near-term outlook and an assessment of likely long-term trends. A change in any of these assumptions may have a material effect on net periodic pension and post-retirement benefit costs reported in the Consolidated Financial Statements.

Derivative Instruments and Hedging Activities

The Company uses derivative financial instruments to manage the risk of interest rate fluctuations on a portion of its outstanding debt. The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, which requires that all derivative instruments be reported on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Changes in the fair value of derivatives are recorded each period in current operations in shareholders’ equity as other comprehensive income (loss) depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

The Company entered into an interest rate swap agreement to hedge a portion of the variable cash flows resulting from fluctuations in the benchmark interest rate on its outstanding headquarters real estate loan (see Note 9). This agreement involves the exchange of variable interest rates for fixed interest rates over the life of the agreement without an exchange of the notional amount upon which the payments are based. The differential to be received or paid as interest rates change is recorded in interest expense or income in the accompanying consolidated income statements or as a change to shareholders’ equity, depending on whether the transaction qualifies as a hedge. The related receivable or payable is included as a long-term asset or liability in the Company’s consolidated balance sheets.

Hedges of underlying exposure are designated as part of a hedge transaction and documented at the inception of the hedge. Whenever it qualifies, the Company uses the shortcut method to satisfy hedge effectiveness requirements. Under this approach, the Company exactly matches the terms of the interest rate swap to the terms of the underlying debt and therefore may assume 100% hedge effectiveness with no formal quarterly assessment of effectiveness or measurement of ineffectiveness. The entire change in fair value is recorded in the shareholders’ equity, net of tax, as other comprehensive income (loss).

Stock-Based Compensation

As more fully described in Note 9 of the Consolidated Financial Statements, the predecessor Company had stock option plans in effect that provided for the issuance of non-qualified and incentive stock options. Statement of Financial Accounting Standards No. 123 (“SFAS No. 123”), “Accounting for Stock-Based Compensation,” as amended by Statement of Accounting Standards No. 148 (“SFAS 148”), permits the Company to follow the measurement provisions of APB Opinion No. 25 (“APB No. 25”), “Accounting for Stock Issued to Employees.” Stock options were granted at market price on the date of the grant. The predecessor Company also issued restricted and deferred stock awards under its stock option plans. The restricted and deferred stock awards were issued at no cost to the recipient of the award. All outstanding awards were cancelled in connection with the transaction more fully described in Note 3 of the Consolidated Financial Statements. The value of the restricted and deferred shares in excess of cost is charged to income ratably over the period during which these awards vest. The unearned compensation related to these awards is included as a component of shareholders’ equity. For the period ended October 3, 2005 and the years ended January 29, 2005 and January 31, 2004, the expense related to restricted stock awards was $80,000, $89,000 and $21,000, respectively and the expense related to deferred stock awards was $899,000, $488,000 and $608,000, respectively. There was no such expense recognized in the Successors operations.

Lease Accounting

The Company leases retail store locations under operating lease agreements, which may provide for leasehold completion allowances to be received from the lessors. These completion allowances are recorded in other long-term liabilities. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are eliminated and any gain or loss is included in net income.

During 2004, the company identified and corrected an error in its accounting policy related to the timing of rent expense for certain locations. Previously, the Company followed a practice in which it began recording rent expense at the time a store opened and the lease term commenced. The Company now records rent expense when it takes possession of a store, which occurs before the contractual commencement of the lease term and approximately 60 days prior to the opening of the store. This results in an earlier recognition of rent expense for each lease, as the Company begins recording rent expense during the pre-opening period, but a reduction in monthly rent expense as the total rent due under the lease is amortized over a greater number of months.

To correct this error, the Company recorded a cumulative, non-cash adjustment to rent expense of $2.3 million, in fourth quarter 2004 financial results. Financial results for prior years and prior interim periods were not restated due to the immateriality of the impact. This did not affect historical or future cash flows or the timing or amounts of payments under related leases.

Reclassifications

Management has reclassified certain 2004 and 2003 freight and warehousing costs from SG&A to cost of sales. Management believes that this will provide a more meaningful comparison of its gross margin and SG&A expenses as a percent of net sales. The amounts were as follows: Fiscal 2004, $18.8 million and Fiscal 2003, $17.1 million.

In addition, certain reclassifications have been made to the Fiscal 2004 and Fiscal 2003 balances to conform to the current year presentation. These reclassifications had no impact on previously reported net income or net cash flow.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123(R) which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in the Company’s consolidated statement of operations. The accounting provisions of SFAS No. 123R are effective for Fiscal years beginning after June 15, 2005. The Company will be required to adopt SFAS 123R for its Fiscal quarter beginning January 1, 2006. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition.

The Company expects to follow the “modified prospective” method of adoption of SFAS 123R whereby earnings for prior periods will not be restated as though stock-based compensation has been expensed, rather than the “modified retrospective” method of adoption which would entail restatement of previously published earnings. The Company plans to adopt SFAS 123R for its 2006 Fiscal year.

As permitted by SFAS 123, the Company currently accounts for share-based compensation to employees under the APB 25 intrinsic value method and generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123R fair value method will impact the Company’s results of operations, although it will have no impact on overall financial position. The impact of adoption of SFAS 123R will depend on various factors including the achievement of certain performance based incentives as stated in class B restricted stock grants. For the time-based vesting instruments, the Company believes the future impact of SFAS 123R is likely to approximate the pro forma compensation expense reported under SFAS 123 as described in the disclosure of pro forma net earnings to the Consolidated Financial Statements. For the performance-based vesting instruments, the Company is unable to determine the future impact of SFAS 123R at this time.